UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Impinj, Inc.
(Name of Issuer)
Common STock, $0.001 par value per share
(Title of Class of Securities)
453204109
(CUSIP Number)
Matthew Whitehead, Chief Operating Officer / Authorized Signatory
20/F, 28 Hennessy Road, Wan Chai, Hong Kong
+852 2147 3196
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Sylebra HK Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra HK Company Limited is organized in Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,231,582 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,231,582 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,582 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON HC, IA, FI

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Sylebra Capital Management Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Management Limited is organized in the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,231,582 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,231,582 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,582 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON HC

CUSIP No.: 453204109

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Gibson is a citizen of Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,231,582 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,231,582 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,231,582 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 453204109
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D is being filed by the undersigned pursuant to Rule 13d-1(e) under the Act with respect to the shares of Common Stock, par value $0.001 per share, of Impinj, Inc. (the "Company"), whose principal executive offices are located at: 400 Fairview Avenue North, Suite 1200, Seattle WA 98109.
ITEM 2.	IDENTITY AND BACKGROUND:
The filing is in the name of Sylebra HK Company Limited (“Sylebra HK”), Sylebra Capital Management Limited (“Sylebra Cayman”); and Mr. Daniel Patrick Gibson (“Mr. Gibson”), collectively (the “Reporting Persons”). Sylebra HK may be deemed to beneficially own the Shares by virtue of its position as the investment advisor to Sylebra Cayman in relation to Sylebra Capital Partners Master Fund, Ltd and other advisory clients. Sylebra Cayman serves as the investment manager to Sylebra Capital Partners Master Fund, Ltd and is the parent of Sylebra HK. Mr. Gibson owns 100% of the shares of Sylebra HK and Sylebra Cayman. In such capacities, although Sylebra HK holds principle discretion over the Shares, the Reporting Persons may be deemed to share voting and dispositive power over the Shares held for the Sylebra Capital Partners Master Fund Ltd and other advisory clients. The principle address of the Reporting Entities is c/o Sylebra HK Company Limited, 28 Hennessy Road, Floor 20, Wan Chai, Hong Kong Each of Sylebra HK and Sylebra Cayman are engaged in the business of fund management. Mr. Gibson serves as a Director of Sylebra HK and owner of Sylebra Cayman. None of the Reporting Entities have been convicted in a criminal proceeding during the last 5 years None of the Reporting Entities have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sylebra HK Company Limited is organized in Hong Kong, Sylebra Capital Management is organized in the Cayman Islands, Mr. Gibson is a citizen of Antiqua and Barbuda and resides in Hong Kong.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The funds used to purchase the shares of Common Stock reported herein came from the working capital of Sylebra Capital partners Master Fund Ltd and other advisory clients. Total investment funds amount to $1.3 billion.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired the shares as a passive investment for fund management purposes. Entry into a Material Definitive Agreement. On June 20, 2018, Impinj, Inc. (the “Company”) entered into a letter agreement (the “Agreement”) with Sylebra HK Company Limited (“Sylebra”) and each of the other related Persons (as defined in the Agreement) set forth on the signature pages to the Agreement and their respective Affiliates (as defined in the Agreement) and Associates (as defined in the Agreement) (all such Persons, the “Sylebra Group”). Among other things, the Agreement provides that: a. The Company will increase the size of its Board of Directors (the “Board”) to seven and appoint Daniel Gibson (the “Designee”) as a Class II director with a term expiring at the Company’s 2018 Annual Meeting of Stockholders (the “2018 Meeting”). b. The Board shall, in connection with the 2018 Meeting, nominate the Designee to stand for election with other Class II directors of the Board. c. The Designee will be entitled to the same director benefits as other members of the Board, including (a) compensation for his service as a director and reimbursement for his expenses on the same basis as all other non-employee directors of Company; (b) equity-based compensation contemplated by the Company’s Director Compensation Policy; and (c) the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time. d. The Sylebra Group will abide by certain customary standstill provisions lasting from the date of the Agreement until termination of the Agreement (which cannot occur until after the Designee resigns from the Board) (the “Restricted Period”). During the Restricted Period, no member of the Sylebra Group will, and Sylebra will cause the Representatives of each member of the Sylebra Group not to, in any way, directly or indirectly without the prior consent of the Board: (a) Solicit proxies or become a participant in a solicitation at any annual or special meeting of stockholders of the Company, or seek to influence any Person with respect to voting or disposition of any Voting Securities (as defined in the Agreement); (b) initiate, propose or otherwise solicit the Company’s stockholders to approve any shareholder proposal or cause or encourage any Person to initiate or submit any shareholder proposal; (c) (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board; (d) other than solely with other members of the Sylebra Group with respect to Voting Securities now or subsequently owned by them, form, join, encourage, influence, advise or participate in a partnership, limited partnership, syndicate or other group, with respect to any Voting Securities, or deposit any Voting Securities into, or subject any Voting Securities to, a voting trust, arrangement or agreement; (e) make any unsolicited offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalizations, restructuring, disposition or other business combination involving any member of the Sylebra Group and Company; or (ii) solicit a third party to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Company, or publicly encourage, initiate or support any third party in making such an unsolicited offer or proposal; or (f) other than with other any member of the Sylebra Group, enter into any agreements, understandings or arrangements with, or advise, finance, assist or encourage, any Person in connection with any of the foregoing. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 1 and incorporated herein by reference. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers. (d) Election of Director In connection with the Agreement, the Board increased the size of the Board to seven directors and appointed Daniel Gibson to serve as a Class II director. Other than as described, there are no arrangements or understandings between Daniel Gibson, on the one hand, and the Company or any other persons, on the other hand, pursuant to which Mr. Gibson was selected as a director. There are no related party transactions between the Company and Mr. Gibson (or any of his immediate family members) requiring disclosure under Item 404(a) of Regulation S-K. Mr. Gibson does not have any family relationships with any of the Company’s directors or executive officers. Mr. Gibson will participate in the outside directors’ compensation plan applicable to outside directors as described in the Company’s Form 10-K/A filed on April 30, 2018. In addition, the Company will enter into its standard form of indemnification agreement with Mr. Gibson.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
a) 4,231,582 common shares held / 19.7% of outstanding shares b) SOLE/SHARED POWER Sylebra HK Company Limited: - shared power to vote or to direct the vote or to dispose or to direct the disposition Sylebra Capital Management Limited: - shared power to vote or to direct the vote or to dispose or to direct the disposition Daniel Patrick Gibson: - shared power to vote or to direct the vote or to dispose or to direct the disposition c) No transactions over the last 60 days
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Sylebra HK may be deemed to beneficially own the Shares by virtue of its position as the investment advisor to Sylebra Cayman in relation to Sylebra Capital Partners Master Fund, Ltd and other advisory clients. Sylebra Cayman serves as the investment manager to Sylebra Capital Partners Master Fund, Ltd and is the parent of Sylebra HK. Mr. Gibson owns 100% of the shares of Sylebra HK and Sylebra Cayman. In such capacities, Sylebra HK, Sylebra Cayman, and Mr. Gibson may be deemed to share voting and dispositive power over the Shares held for the Sylebra Capital Partners Master Fund Ltd and other advisory clients.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
N/A

CUSIP No.: 453204109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 02 2018	Sylebra HK Company Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director / Chief Operating Officer / Authorized Signatory
November 02 2018	Sylebra Capital Management Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
November 02 2018	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).